

July 16, 2010

David T. Hung, M.D.
President and Chief Executive Officer
Medivation, Inc.
201 Spear Street, 3rd Floor
San Francisco, California 94105

  Re: **Medivation, Inc.**
    Form 10-K for the Fiscal Year Ended December 31, 2009
    Filed March 15, 2010
    Schedule 14A
    Filed April 30, 2010
    File No. 001-32836

Dear Dr. Hung:

  We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested responses. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

  After reviewing the information provided, we may have additional comments and/or request that you amend your filings.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1. Business
The Astellas Collaboration Agreement, page 14

1. Please file the UCLA License agreement dated August 12, 2005 and the UCLA Bailment agreement dated October 27, 2005 as exhibits or provide an analysis as to why the agreements do not need to be filed.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and the Use of Estimates
Research and development expenses, page 44

2. Please revise your disclosure relating to your development of MDV3100 to state the nature, timing and estimated costs of the efforts necessary to complete this project.

Financial Statements

Notes To Consolidated Financial Statements
2. Summary of Significant Accounting Policies
(j) Revenue Recognition

Upfront Payments, page 71

3. Please disclose why, under your proportional performance model, the straight-line method appropriately reflects revenue recognized each period. Also, disclose how you determine proportional performance. In addition, please tell us how you considered your obligations under the joint committees in determining the performance period.

Milestone Payments, page 71

4. For a contingent payment triggered by events that does not constitute a substantive milestone where the triggering event occurs during the applicable performance period, disclose why, at the date of the triggering event, you do not recognize a portion of the revenue related to performance prior to the triggering event.

Schedule 14A

General

5. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Compensation Discussion and Analysis
2009 Compensation for Named Executive Officers, page 28

6. We note that bonuses and option awards were based upon the Compensation Committee's consideration of each executive's performance and personal contribution to the company's achievement of the corporate objectives for the fiscal year. The Compensation Discussion and Analysis does not disclose how the Compensation

Committee determined each executive officer's performance or contribution to the achievement of your corporate objectives or how the bonuses and option awards were allocated. Please provide the following:
- A more detailed specific description and quantification of the contribution to achievement of corporate objectives for each named executive officer; and
- A discussion of how the level of contribution to achievement of corporate objectives or other goals or objectives affected the actual bonus and stock awards granted.

To the extent that these criteria are quantifiable, you should provide quantitative disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Mary Mast, Senior Accountant, at (202) 551-3613 if you have any questions regarding the processing of your response, as well as any questions regarding comments on the financial statements and related matters. You may contact John Krug, Senior Attorney, at (202) 551-3862 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant